Exhibit 99.11

Ropes & Gray LLP

One International Place

Boston, Massachusetts 02110-2624

September 11, 2009

RS Variable Products Trust

388 Market Street

San Francisco, California 94111

Ladies and Gentlemen:

This opinion is being furnished in connection with the Registration Statement on Form N-14 (the “Registration Statement”) being filed today by RS Variable Products Trust (the “Trust”) under the Securities Act of 1933, as amended (the “Act”), relating to the proposed acquisition by RS Large Cap Alpha VIP Series, a series of the Trust (the “Acquiring Fund”), of all the assets of RS Large Cap Value VIP Series, another series of the Trust (the “Acquired Fund”), and the issuance of Class I shares of beneficial interest of the Acquiring Fund in connection therewith (the “Shares”), all in accordance with the terms of the proposed Agreement and Plan of Reorganization, by and between the Trust on behalf of the Acquiring Fund and the Acquired Fund (“Agreement and Plan of Reorganization”), in substantially the form included as Appendix A to the Prospectus/Proxy Statement that is part of the Registration Statement.

In connection with this opinion, we have examined:

1.	A copy of the Agreement and Declaration of Trust of the Trust, dated May 18, 2006 (the “Agreement and Declaration of Trust”), certified by the Secretary of The Commonwealth of Massachusetts.

2.	A copy of the By-Laws of the Trust, as amended through November 7, 2007, certified by the Secretary of the Trust.

3.	The form of Agreement and Plan of Reorganization.

4.	Resolutions of the Board of Trustees of the Trust adopted at a meeting on September 2, 2009.

5.	Such other certificates, documents, and records as we have deemed necessary for the purpose of this opinion.

We have assumed, for the purposes of this opinion, that, prior to the date of the issuance of the Shares, the Agreement and Plan of Reorganization will have been duly executed and delivered by each party thereto and will constitute a legal, valid, and binding obligation of the Trust, on behalf of the Acquiring Fund.

We have acted as counsel for the Trust since its organization. We have made such examination of Massachusetts law as we have deemed relevant for purposes of this opinion. We express no opinion as to the effect of laws, rules, and regulations of any state or jurisdiction other than The Commonwealth of Massachusetts.

Based upon and subject to the foregoing, we are of the opinion that the Trust is authorized to issue an unlimited number of Class I Shares of the Acquiring Fund, and that, when the Shares are issued in accordance with the Agreement and Plan of Reorganization and sold on the terms described in the Registration Statement, such Shares will be validly issued, fully paid, and nonassessable by the Trust.

Under Massachusetts law, shareholders of a Massachusetts business trust could, under certain circumstances, be held personally liable for the obligations of the trust. However, the Agreement and Declaration of Trust disclaims liability of any shareholder for payment under any credit, contract, or claim against the Trust or any series of the Trust. The Agreement and Declaration of Trust provides for indemnification by the Trust of any shareholder or former shareholder held liable solely by reason of his or her being or having been a shareholder and not because of his or her acts or omissions or for some other reason. Thus, the risk of a shareholder’s incurring financial loss on account of shareholder liability should be limited to circumstances in which the Trust itself would be unable to meet its obligations.

We consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/ Ropes & Gray LLP
Ropes & Gray LLP